August 4, 2006

Mail Stop 4561

Christina A. Gold
Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

> **Re: The Western Union Company**
> **First Amendment to Registration Statement on Form 10**
> **Filed July 25, 2006**
> **File No. 001-32903**

Dear Ms. Gold:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 2. If First Data has received or receives prior to effectiveness any preliminary solvency opinions, please provide us with copies.

Summary, page 1

2.   Where relevant, please describe briefly any state law timing requirements that may apply following the First Data board's declaration of the record and effective dates of the spin-off.

3.   We note your response to prior comment 3. It appears that 15% of your locations in the U.S., Canada and Western Europe, and 35% of your agent locations elsewhere, experienced no transfer activity in the last 12 months. This balancing information appears to be material to your statement regarding the fact that you have 270,000 agent locations worldwide and should be included in the first reference.

4.   We note your response to prior comment 4. When available, please include information related to how the payment was determined in your information statement.

Risk Factors, page 14

The separation agreements were negotiated while…, page 18

5.   Please revise the title and body to reflect the risk that the terms may be inferior to those you may have received in an arm's-length negotiation.

We face competition…, page 20

6.   Please revise to discuss the price decreases equal to 3% of your annual revenue in each of the last two years.

Unaudited Pro Forma Combined Financial Statements, page 39

7.   We read your revised disclosure in response to comment 13. Please revise your disclosure to quantify the amount of all material nonrecurring charges or credits and related tax effects not included in your pro forma statements of income but which will be included in net income within 12 months following this transaction.

MD&A, page 48

8.   Please revise to discuss the recent reports regarding the impact of current events on U.S. and Mexico transaction volume.

9.   From page 58, we note that each of your locations is capable of providing service. With respect to locations that have provided no services in the last 12 months, please tell us how you confirm their capabilities at any given time.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Sledge at 202-551-3473 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3852 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Scott Williams (via facsimile, 312.853.7036)

SIDLEY AUSTIN